Filed by Exelon Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: Constellation Energy Group, Inc.

(Reg. No. 333-175162)

On July 28, 2011, Exelon distributed a video conversation with IT integration leads, Tom Clewett and Ken Allred who discussed how they are preparing to integrate the technology systems of both companies. Attached is the transcript of the video:

[Question posed: Looking ahead, what critical things do you need to consider to ensure a successful transition?]

MR. ALLRED: Day One is critical. Above all other things, the company, once we close, it has to be able to operate. So, from an IT Team’s perspective, we’ve got to have Day One readiness tested and when the ink dries on the close, we have to be able to successfully operate.

MR. CLEWETT: I agree with Ken. I think beyond Day One we would also look at really understanding how we can deliver long term value for the company by consolidating systems, for our clients and for our own infrastructure. That’s a major planning task and execution task for IT, in collaboration with our businesses.

And I think one of the things that we know is going to happen is, while I think our teams are working collaboratively together, right now, there’s going to be some really tough decisions that both Ken and I, and our sponsors need to make as we think about the new company coming together. And the important thing for Ken and I is to make sure that we’re continuing that open, transparent collaboration and that we’re letting the data really guide us in our decisions.

MR. ALLRED: Absolutely.

MR. CLEWETT: And if the teams see that, that kind of shadow the leader from all of us, hopefully, they’ll embody that in the decisions that they’re making, within the teams.

[Question posed: How is the team working together?]

MR. CLEWETT: Well, actually, I think we’re getting along very well. IT people tend to bring very similar values to the table, in any company that they work for. Values are on client focus,

ensuring that they can run their systems well, and I think those common values are allowing us to work collaboratively together, as a team.

I think that there are going to be some challenges ahead of us but I think that’s always the case in a merger. But, in general, those common values are helping us be transparent as we talk about the differences and similarities, and also sharing our data openly and honestly with each other, and will help us make those decisions, down the road, in a more transparent way, to get to a better company.

MR. ALLRED: Yeah, we have a great team. And it’s a very honest and open dialogue. And I think we’ve made good progress. We’ve matched the team up, very well.

[Question posed: What have you learned so far regarding similarities or differences on how each IT organization currently operates?]

MR. CLEWETT: Well actually, I think we’re probably finding more similarities than differences. I think, in many cases, our IT platforms are fairly similar and our infrastructure is fairly similar. I think a lot of our work ethic and organizational design is very similar. We’re very focused on clients. We embed IT resources in client organizations to work directly with them versus a more centralized model.

I think one, maybe a couple of areas of differences that we’re seeing — there’s some differences in specific technologies. Work management systems, between Constellation and Exelon are different. Some of the infrastructure is a little bit different between our companies around the areas of voice mail and voice.

I think, in general though, one of the key punch lines that Ken and I are kind of coming to as a conclusion that there’s some differences where we’re actually going to be stronger together. So, for example, areas of architecture rigor and standards, and then some automation tools that Constellation brings to the table, with some governance and what we call a management model approach to our running the business, the business of IT — I think those things combine to a very powerful IT function in the new company.

MR. ALLRED: Yeah, we have some very complimentary practices. And there are some areas where Constellation maybe has some challenges, where Exelon is strong. And vice versa. And when you bring those groups together you really end up with what we see as kind of raising the bar on a much stronger IT organization, in the long run.

(Recording ends.)

Cautionary Statements Regarding Forward-Looking Information

Except for the historical information contained herein, certain of the matters discussed in this communication constitute “forward-looking statements” within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, both as amended by the Private Securities Litigation Reform Act of 1995. Words such as “may,” “will,” “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” “target,” “forecast,” and words and terms of similar substance used in connection with any discussion of future plans, actions, or events identify forward-looking statements. These forward-looking statements include, but are not limited to, statements regarding benefits of the proposed merger of Exelon Corporation (Exelon) and Constellation Energy Group, Inc. (Constellation), integration plans and expected synergies, the expected timing of completion of the transaction, anticipated future financial and operating performance and results, including estimates for growth. These statements are based on the current expectations of management of Exelon and Constellation, as applicable. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this communication regarding the proposed merger. For example, (1) the companies may be unable to obtain shareholder approvals required for the merger; (2) the companies may be unable to obtain regulatory approvals required for the merger, or required regulatory approvals may delay the merger or result in the imposition of conditions that could have a material adverse effect on the combined company or cause the companies to abandon the merger; (3) conditions to the closing of the merger may not be satisfied; (4) an unsolicited offer of another company to acquire assets or capital stock of Exelon or Constellation could interfere with the merger; (5) problems may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected; (6) the combined company may be unable to achieve cost-cutting synergies or it may take longer than expected to achieve those synergies; (7) the merger may involve unexpected costs, unexpected liabilities or unexpected delays, or the effects of purchase accounting may be different from the companies’ expectations; (8) the credit ratings of the combined company or its subsidiaries may be different from what the companies expect; (9) the businesses of the companies may suffer as a result of uncertainty surrounding the merger; (10) the companies may not realize the values expected to be obtained for properties expected or required to be divested; (11) the industry may be subject to future regulatory or legislative actions that could adversely affect the companies; and (12) the companies may be adversely affected by other economic, business, and/or competitive factors. Other unknown or unpredictable factors could also have material adverse effects on future results, performance or achievements of Exelon, Constellation or the combined company. Discussions of some of these other important factors and assumptions are contained in Exelon’s and Constellation’s respective filings with the Securities and Exchange Commission (SEC), and available at the SEC’s website at www.sec.gov, including: (1) Exelon’s 2010 Annual Report on Form 10-K in (a) ITEM 1A. Risk Factors, (b) ITEM 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations and (c) ITEM 8. Financial Statements and Supplementary Data: Note 18; (2) Exelon’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2011 in (a) Part II, Other Information, ITEM 1A. Risk Factors, (b) Part 1, Financial Information, ITEM 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations and (c) Part I, Financial Information, ITEM 1. Financial Statements: Note 13; (3) Constellation’s 2010 Annual Report on Form 10-K in (a) ITEM 1A. Risk Factors, (b) ITEM 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations and (c) ITEM 8. Financial Statements and Supplementary Data: Note 12; and (4) Constellation’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2011 in (a) Part II, Other Information, ITEM 5. Other Information, (b) Part I, Financial Information, ITEM 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations and (c) Part I, Financial Information, ITEM 1. Financial Statements: Notes to Consolidated Financial Statements, Commitments and Contingencies. These risks, as well as other risks associated with the proposed merger, are more fully discussed in the preliminary joint proxy statement/prospectus included in the Registration Statement on Form S-4 that Exelon filed with the SEC on June 27, 2011 in connection with the proposed merger. In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this communication may not occur. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this communication. Neither Exelon nor Constellation undertake any obligation to publicly release any revision to its forward-looking statements to reflect events or circumstances after the date of this communication.

Additional Information and Where to Find it

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. On June 27, 2011, Exelon filed with the SEC a Registration Statement on Form S-4 that included a preliminary joint proxy statement/prospectus and other relevant documents to be mailed by Exelon and Constellation to their respective security holders in connection with the proposed merger of Exelon and Constellation. These materials are not yet final and may be amended. WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE PRELIMINARY JOINT PROXY STATEMENT/PROSPECTUS AND THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION about Exelon, Constellation and the proposed merger. Investors and security holders will be able to obtain these materials (when they are available) and other documents filed with the SEC free of charge at the SEC’s website, www.sec.gov. In addition, a copy of the preliminary joint proxy statement/prospectus and definitive joint proxy statement/prospectus (when it becomes available) may be obtained free of charge from Exelon Corporation, Investor Relations, 10 South Dearborn Street, P.O. Box 805398, Chicago, Illinois 60680-5398, or from Constellation Energy Group, Inc., Investor Relations, 100 Constellation Way, Suite 600C, Baltimore, MD 21202. Investors and security holders may also read and copy any reports, statements and other information filed by Exelon, or Constellation, with the SEC, at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 or visit the SEC’s website for further information on its public reference room.

Participants in the Merger Solicitation

Exelon, Constellation, and their respective directors, executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Exelon’s directors and executive officers is available in its proxy statement filed with the SEC by Exelon on March 24, 2011 in connection with its 2011 annual meeting of shareholders, and information regarding Constellation’s directors and executive officers is available in its proxy statement filed with the SEC by Constellation on April 15, 2011 in connection with its 2011 annual meeting of shareholders. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the preliminary joint proxy statement/prospectus and will be contained in the definitive joint proxy statement/prospectus .